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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          Bentley Communications Corp.
                          ----------------------------
                                (Name of Issuer)

                          Common Stock, Par Value $.001
                          -----------------------------
                         (Title of Class of Securities)

                                    082643107
                                    ---------
                                 (CUSIP Number)

                                  Gordon F. Lee
                                721 N. Sierra Dr.
                             Beverly Hills, CA 90210
                                 (310) 274-3277
                  ---------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                 May 8, 2000, December 5, 2000, August 9, 2001,
                      November 27, 2001, January 31, 2002
                      -----------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





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CUSIP No. 082643107
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1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons
(entities only).

Gordon F. Lee
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2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a).............................................................................
(b).............................................................................
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3. SEC Use Only.................................................................
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4. Source of Funds (See Instructions)

PF on 5/8/00, 12/5/00 and 8/9/01; OO on 11/27/01 and 1/31/02
--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) . [ ].
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6. Citizenship or Place of Organization

United States of America
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Number of Shares Beneficially Owned by Each Reporting Person With:

7. Sole Voting Power: 2,500,000 shares of common stock on May 8, 2000; 9,500,000 shares of common stock on December 5, 2000; 11,000,000 shares of common stock on August 9, 2001; 16,500,000 shares of common stock on November 27, 2001; and 21,500,000 shares on January 31, 2002
--------------------------------------------------------------------------------
8. Shared Voting Power: 0
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9. Sole Dispositive Power: 2,500,000 shares of common stock on May 8, 2000;
9,500,000 shares of common stock on December 5, 2000; 11,000,000 shares of common stock on August 9, 2001; 16,500,000 shares of common stock on November 27, 2001; and 21,500,000 shares on January 31, 2002

--------------------------------------------------------------------------------
10. Shared Dispositive Power: 0

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11. Aggregate Amount Beneficially Owned by Each Reporting Person: 2,500,000
shares of common stock on May 8, 2000; 9,500,000 shares of common stock on December 5, 2000; 11,000,000 shares of common stock on August 9, 2001; 16,500,000 shares of common stock on November 27, 2001; and 21,500,000 shares on January 31, 2002

--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) Not applicable.

--------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11): Approximately 15% on May 8, 2000; 39% on December 5, 2000; 41% on August 9, 2001; 49% on November 27,
2001; 43% on January 31, 2002

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14. Type of Reporting Person (See Instructions): IN





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ITEM 1.                Security and Issuer
-------                -------------------

         Common Stock, Par Value, $.001

         Bentley Communications Corp.
         1904 11th Street, Suite 1
         Santa Monica, CA 90404

ITEM 2.                Identity and Background
-------                -----------------------

         (a)  Name:  Gordon F. Lee

         (b)  Residence or business address:
         721 North Sierra Drive
         Beverly Hills, CA 90210

         (c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

         Officer and Director of American IDC Corp.
         1904 11th Street, Suite 1
         Santa Monica, CA 90404

         Officer and Director of Bentley Communications Corp.
         1904 11th Street, Suite 1
         Santa Monica, CA 90404

         (d,e)         Legal Proceedings

         During the last five years, Mr. Lee has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         During the last five years, Mr. Lee has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)           Citizenship:

         Canada; Permanent Resident of U.S.A.

ITEM 3.           Source and Amount of Funds or Other Consideration
-------           -------------------------------------------------

         On May 8, 2000, Mr. Lee purchased 2,500,000 shares of common stock for $.10 per share. On December 5, 2000, Mr. Lee purchased 7,000,000 shares of common stock for $.03 per share. On August 9, 2001, Mr. Lee purchased 1,500,000 shares of common stock for $.10 per share.

         On November 27, 2001, Bentley Communications Corp. issued to Mr. Lee 5,500,000 shares of common stock in satisfaction of debt owed to Mr. Lee in the amount of $275,000. On January 31, 2002, Bentley Communications Corp. resolved to issue Mr. Lee 5,000,000 shares of common stock in satisfaction of debt owed to Mr. Lee in the amount of $100,000.





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ITEM 4.                Purpose of Transaction
-------                ----------------------

         Mr. Lee made the above-referenced purchases for investment purposes only. However, Mr. Lee presently owns 43% of the outstanding common stock of the company and is both an officer and director of the company.

ITEM 5.                Interest in Securities of the Issuer
-------                ------------------------------------

            (a) Out of 16,770,836 outstanding shares as reported in the issuer's Form 10-KSB filed for the year ended June 30, 2000, Mr. Lee owned 2,500,000 shares, or approximately 15% of the outstanding common stock, on May 8, 2000. Out of 24,420,836 outstanding shares as reported in the issuer's Form 10-QSB for the quarterly period ended December 31, 2000, Mr. Lee owned 9,500,000 shares, or approximately 39% of the outstanding common stock, on December 5, 2000. Out of 26,659,724 outstanding shares as reported on the issuer's Form 10-KSB for the year ended June 30, 2001, Mr. Lee owned 11,000,000 shares, or approximately 41% of the outstanding common stock, on August 9, 2001. Out of 33,859,724 outstanding shares as reported on the issuer's Form 10-QSB for the quarterly period ended September 30, 2001, Mr. Lee owned 16,500,000 shares, or 49% of the outstanding common stock, on November 27, 2001. Out of 50,081,724 outstanding shares, Mr. Lee owned 21,500,000 shares, or 43% of the outstanding common stock on January 31, 2002.
            (b) Mr. Lee has the sole power to vote and dispose of the shares described in paragraph (a).
            (c)  Not applicable.
            (d)  Not applicable.
            (e)  Not applicable.

ITEM 6.                Contracts, Arrangements, Understandings or Relationships
-------                --------------------------------------------------------
with Respect to Securities of the Issuer
----------------------------------------

         None.

ITEM 7.                Material to Be Filed as Exhibits
-------                --------------------------------

         None.





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                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 19, 2002
-----------------
Date

/s/ Gordon F. Lee
-----------------
Signature

Gordon F. Lee
-------------
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)